Exhibit 99.18

CONSENT OF QUALIFIED PERSON

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil” with an effective date of January 15, 2025, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Sigma Lithium Corporation for the year ended December 31, 2024.

/s/ Joseph Keane
Joseph Keane, P. Eng.
March 31, 2025.